Exhibit 99.2

EPWK HOLDINGS LTD.

PROXY CARD FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON SEPTEMBER 15, 2025 at 10:00 A.M. BEIJING TIME

Please date, sign and mail your proxy in the envelope provided as soon as possible.

The undersigned, being a shareholder of EPWK Holdings Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of the Shareholders of the Company (the “EGM”) and the Proxy Statement, each dated August 25, 2025, and hereby appoints __________________ of ___________________ or, if no person is otherwise specified, the chairman of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held on September 15, at 10 a.m., Beijing Time, at Building #2, District A, No. 359 Chengyi Rd., the third phase of Xiamen Software Park, Xiamen City, Fujian Province, the People’s Republic of China, and to vote all the shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current second amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations.

	FOR	AGAINST	ABSTAIN
1.

RESOLVED as an ordinary resolution that the Company's authorised share capital, be increased from US$50,000 divided into: (i) 448,814,684 Class A Ordinary Shares of par value of US$0.0001 each, and (ii) 51,185,316 Class B Ordinary Shares of par value of US$0.0001 each, to US$1,000,000 divided into (i) 9,000,000,000 Class A Ordinary Shares of US$0.0001 par value each and (ii) 1,000,000,000 Class B Ordinary Shares of US$0.0001 par value each with immediate effect (the Authorised Share Capital Increase).

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2.

Resolved as a special resolution, that conditional upon (i) the approval of the Authorised Share Capital Increase and (ii) the sole shareholder of the Class B Ordinary Shares of the Company consenting to the variation of class rights of such Class B Ordinary Shares in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on 8 March 2024 (the Current M&A), the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the Amended M&A), in the form attached as Annex A to the proxy statement, be adopted by the Company in substitution for, and to the exclusion of, the Current M&A with immediate effect.

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3.

Resolved as an ordinary resolution that:

(a)   conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting as the Board may determine (the “Effective Date”):

(i)      the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)   any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

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4.

Resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, to reflect the Share Consolidation.

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5.	Resolved as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals	☐	☐	☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

Please date this Proxy Card and sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 to 5.

Dated: _____________

Shareholder #: _________
(Signature of Shareholder)

Shareholder #: _________

(Signature of Joint Shareholder, if any)

If the member is a company, complete the following:

Shareholder #: _________

Executed by ________________________________ [Name of member] acting through an authorized signatory

Signature of authorized signatory

Print name

Title

When signing as attorney, executor, whether or not you plan to attend the Extraordinary General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope.